EXHIBIT 4.1(b)
ASTRONICS CORPORATION
AMENDMENT NUMBERS 1 AND 3 DATED MARCH 18, 2005
AMENDMENT NOS. 1 AND 3
This Amendment (“Amendment”) dated as of March 18, 2005 amends both the Original Credit Agreement (as defined below) and the 2003 Credit Agreement (as defined below) and is made by and among ASTRONICS CORPORATION, a New York corporation (“Astronics”) and HSBC BANK USA, NATIONAL ASSOCIATION, successor by merger to HSBC Bank USA (“HSBC Bank”).
Recitals
I. Original Credit Agreement
1. Astronics and HSBC Bank USA (now HSBC Bank USA, National Association) are the original parties to a Credit Agreement dated as of July 1, 1999, as amended by Amendment Nos. 1 and 2 thereto (“Original Credit Agreement”) which contains certain financial covenants which continue to be applicable to Astronics.
2. As of July 1, 1999, at the request of Astronics and its subsidiary Luminescent Systems, Inc. (“LSI”), HSBC Bank USA issued its letter of credit in the original amount of $7,086,301.37 (“NH Letter of Credit”) in support of certain bonds issued by the Business Finance Authority of the State of New Hampshire (“NH Agency”) in the original face amount of $7,250,000 (“NH Bonds”) for the purpose of assisting in the financing of the acquisition and construction of a manufacturing facility for LSI at Lot 27, Centerra Business Park, 4 Lucent Drive, Lebanon, New Hampshire.
3. LSI and HSBC Bank USA entered into an Amended and Restated Letter of Credit and Reimbursement Agreement dated as of July 1, 1999 (“NH L/C Agreement”), and Astronics entered into a Limited Continuing Guaranty dated as of July 1, 1999 in favor of HSBC
Bank USA (“NH Guaranty”) in support of the NH Letter of Credit and the NH L/C Agreement.
4. As of October 1, 1999, the Erie County Industrial Development Agency (“ECIDA”) issued its Adjustable Rate Demand Industrial Development Revenue Bonds (1999 Luminescent Systems, Inc. Project) in the maximum amount of $7,000,000 (“ECIDA Bonds”) to assist LSI in the acquisition and construction of a facility at Commerce Green, Route 20A, East Aurora, New York, and the acquisition and installation of certain manufacturing equipment at such facility.
5. At the request of Astronics and LSI, HSBC Bank USA issued its letter of credit to facilitate the issuance and sale of the ECIDA Bonds (“ECIDA Letter of Credit”), and Astronics and HSBC Bank USA entered into a Letter of Credit and Reimbursement Agreement dated as of October 1, 1999 (“ECIDA L/C Agreement”) and Astronics gave to HSBC Bank USA a Limited Continuing Guaranty dated as of October 1, 1999 (“ECIDA Guaranty”) to support the ECIDA Letter of Credit.
6. By their terms, the ECIDA L/C Agreement and the NH L/C Agreement (collectively, the “L/C Agreements”) incorporate by reference certain of the financial covenants from the Original Agreement regardless of whether the Original Agreement is in effect.
7. LSI and Astronics have requested that HSBC Bank consider amending certain of the financial covenants from the Original Agreement.
II. 2003 Credit Agreement
1. HSBC Bank and Astronics are also parties to a Credit Agreement dated as of February 20, 2003 (“2003 Credit Agreement”) pursuant to which Astronics could borrow up to $8,000,000 on a demand basis. Astronics has requested that HSBC Bank increase from $8,000,000 to $11,000,000 the amount that can be borrowed under the 2003 Credit Agreement, and clarify that the Leverage Ratio is computed on a Rolling Four-Quarter Basis. HSBC Bank is willing to make the requested amendments to the Original Credit Agreement and the 2003 Credit Agreement on the terms and conditions set forth herein, and provided that each of LSI and Astronics makes the acknowledgments, reaffirmations and agreements set forth herein. Capitalized terms not otherwise defined herein have the meanings specified in the Original Agreement or the 2003 Agreement as appropriate.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:
A. Amendment No. 3 to Original Credit Agreement.
1. A new covenant is hereby added to the Original Credit Agreement as Section 6.14 as follows:
“6.14 EBITDA Maintenance. Permit the amount of the Company’s EBITDA to be less than the amounts set forth below for the following dates:

Date	Amount
June 30, 2005	$1,100,000
September 30, 2005	$2,800,000."
2. The existing Section 6.7 of the Original Agreement regarding “Interest Coverage Ratio” is hereby deleted in its entirety and replaced with the following:
“6.7 Interest Coverage Ratio. Permit as of the end of each fiscal year, on a Rolling Four-Quarter Basis, the ratio of the Company’s Consolidated earnings before interest, taxes, depreciation and amortization expenses to interest expense to be less than 4.00 to 1.00.”
3. The existing Section 6.9 of the Original Agreement regarding “Debt Service Coverage Ratio” is hereby deleted in its entirety and replaced with the following:
“6.9 Debt Service Coverage Ratio. Permit, as of December 31, 2005 and as of the end of each fiscal quarter thereafter, on a Rolling Four-Quarter Basis, the Company’s Debt Service Coverage Ratio to be less than 2.50 to 1.0.”
B. Amendment No. 1 to 2003 Credit Agreement.
1. The existing definition of “Letter of Credit Sublimit” on page 4 of the 2003 Credit Agreement is hereby deleted in its entirety and replaced with the following new definition:
“Letter of Credit Sublimit” — The $500,000 maximum aggregate face amount of all Letters of Credit which can be outstanding at any one time.
2. The existing definition of “Leverage Ratio” on page 4 of the 2003 Credit Agreement is hereby deleted in its entirety and replaced with the following new definition:
“Leverage Ratio” — The ratio of the Company’s Total Funded Debt to EBITDA calculated as of any determination date on a Rolling Four-Quarter Basis.”
3. The existing Section 2.1(a) of the 2003 Credit Agreement entitled “Line Loans” is amended to delete the words and numbers “Eight Million Dollars ($8,000,000)” and substitute in their place the words and numbers “Eleven Million Dollars ($11,000,000)”, thereby increasing the Line Limit to $11,000,000.
4. The existing Exhibit A entitled “Line of Credit Note” is hereby deleted in its entirety and Exhibit A to this Amendment is substituted in its place.
C. Conditions.
This Amendment shall become effective upon HSBC Bank’s receipt of: (i) three original executed counterparts hereof signed by all parties; (ii) one executed original of a new Line of Credit Note in the form annexed hereto as Exhibit A with all blanks appropriately completed; and (iii) satisfactory evidence of the passage of a corporate resolution by the Board of Directors of Astronics authorizing an increase of the Line Limit to $11,000,000.
D. Reaffirmations and Acknowledgment.
The L/C Agreements, the ECIDA Guaranty and the NH Guaranty, each as modified hereby, remain in full force and effect, and Astronics and LSI by their signatures hereto hereby reaffirm the granting and effectiveness thereof. The 2003 Credit Agreement, as modified hereby remains in full force and effect, and Astronics by its signature hereon reaffirms the effectiveness thereof. LSI and Astronics each acknowledge the benefit received by them as a result of the amendments made herein.
D. Other Provisions.
1. This Amendment may be executed in any number of counterparts and by the parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same Amendment.
2. This Amendment shall be governed and construed under the internal laws of the State of New York, as the same may from time to time be in effect, without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, this Amendment has been duly executed as of the date first above written.
ASTRONICS CORPORATION
By
David C. Burney
Vice President-Finance & Treasurer
HSBC BANK USA, NATIONAL ASSOCIATION
By
David A. Young
Vice President
Acknowledged and Agreed as of the date first above written
LUMINESCENT SYSTEMS, INC.
By
David C. Burney
Vice President-Finance & Treasurer
Exhibit A
LINE OF CREDIT NOTE
$11,000,000.00 Buffalo, New York
As of March 18, 2005
FOR VALUE RECEIVED, the undersigned, ASTRONICS CORPORATION (“Company”), unconditionally promises to pay ON DEMAND to the order of HSBC BANK USA, NATIONAL ASSOCIATION, successor to HSBC Bank USA (“HSBC Bank”) at its One HSBC Center office, Buffalo, New York 14203, or at the holder’s option, at such other place as may be designated in writing by the holder, the principal sum equal to the lesser of (a) ELEVEN MILLION DOLLARS ($11,000,000.00) or (b) the aggregate unpaid principal amount of all Line Loans made by HSBC Bank to the Company pursuant to the Credit Agreement dated of even date herewith between the Company and HSBC Bank, as the same has been amended through the date hereof and may from time to time hereafter be amended, supplemented or otherwise modified (“Credit Agreement”), together with interest at the rate and on the terms as specified herein. All capitalized terms used in this Note and not otherwise defined shall have the meanings set forth in the Credit Agreement.
This Note shall bear interest on the balance of principal from time to time unpaid from the date hereof until demand by HSBC Bank at the rates and on the dates determined in accordance with Section 2.3 of the Credit Agreement. Interest shall be calculated on the basis of a 360-day year and actual days elapsed which will result in a higher effective annual rate. Interest on Prime Rate Loans shall be payable monthly in arrears commencing on April 1, 2005 and on the first day of each month thereafter. Interest on LIBOR Loans shall be payable on the earlier of (i) the end of each LIBOR Interest Period, or (ii) the first day of each month. Interest shall also be payable on the date this Note is paid in full. After demand by HSBC Bank, this Note shall bear interest at a rate per annum equal to three percent (3%) in excess of the rate of interest otherwise in effect from time to time; provided, however, in no event shall the rate of interest on this Note exceed the maximum rate authorized by applicable law. Payments of both principal and interest are to be made in lawful money of the United States of America in immediately available funds.
HSBC Bank is authorized to inscribe on the schedule on the reverse side hereof or any continuation thereof (“Schedule”) the amount, and the date of making, continuation or conversion of each Line Loan, each payment of principal with respect thereto, its character as a LIBOR Loan or Prime Rate Loan and the dates on which each LIBOR Interest Period shall begin and end. Each entry on the Schedule attached hereto (and any continuation thereof) shall be prima facie evidence of the facts so set forth. No failure by HSBC Bank to make, and no error by HSBC Bank in making, any inscription on the Schedule shall affect the Company’s obligation to repay the full principal amount of the Line Loans made by HSBC Bank to the Company or the Company’s obligation to pay interest thereon at the agreed upon rate.

If any payment on this Note becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day, and Company will pay interest at the then applicable rate until the date of actual receipt of such payment by the holder of this Note.
No modification, rescission, waiver, release or amendment of any provision of this Note shall be made except by a written agreement subscribed by duly authorized officers of the Company and the holder hereof.
The Company hereby waives diligence, presentment, protest and demand, and also notice of protest, demand, dishonor and nonpayment of this Note.
This Note is the Line of Credit Note referred to in the Credit Agreement, to which reference is hereby made with respect to interest rate options and rights of repayment and applicable fees on the occurrence of certain events.
The Company agrees to pay all out-of-pocket costs and expenses incurred by the holder in preserving the holder’s rights, enforcing this Note or in collecting the indebtedness evidenced hereby, including, without limitation, if the holder retains counsel for any such purposes, reasonable attorneys’ fees and expenses.
This Note shall be construed under, and governed by, the internal laws of the State of New York without regard to principles of conflicts of laws.
This Note is given in substitution and replacement for, but not in payment of, a Line of Credit Note in the face principal amount of $8,000,000 dated as of February 20, 2003 and issued by the Company to HSBC Bank USA which became HSBC Bank USA, National
Association on July 1, 2004 and succeeded to the rights and obligations of HSBC Bank USA.
ASTRONICS CORPORATION
By:
David C. Burney
Vice President-Finance and Treasurer